Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31st 2014, Rio Alto Mining Limited

1. I Fernando Angeles am currently employed as Senior Mining Consultant by Mining Plus Peru SAC., 1196 Javier Prado Este Avenue, San Isidro, Lima, Peru.

2. I hold bachelor's and master's degrees in mining engineering from the Pontifical Catholic University of Peru and The University of British Columbia in Canada, respectively.

3. I am registered with The Association of Professional Engineers and Geoscientists of British Columbia (APEGBC) as a Professional Engineer P.Eng (License No. 178264)

4. I have practiced my profession for 10 years in the areas of mining operation, mineral project, reserves estimates and mine economic for precious and base metals minerals.

5. I have visited La Arena property that is the subject of this report from September 8th to September 11th of 2014.

6. I am responsible for Section 2, 3, 6, 23 and 24 and co-responsible for portions of Sections 1, 25, and 26 of this report.

7. I have no prior involvement with the property that is subject of Technical report. I have no controlling or monetary interest involving Rio Alto Mining Limited or the property.

8. I am independent of Rio Alto Mining Limited., applying all of the tests in section 1.5 of NI 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As of the effective date of the Technical Report, to the best of my knowledge and information the Technical Report contains all scientific and technical information required to be disclosed to make the report not misleading.

Dated 27th day of February 2015 at Lima, Peru.


PROFESSIONAL
PROVINCE OF
F. M. ANGELES BERON
178264
BRITISH COLUMBIA
ENGINEER

Fernando Angeles P.Eng.,

Senior Mining Consultant,

Mining Plus Peru SAC.